                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                       PLAY BY PLAY TOYS & NOVELTIES, INC.
                       -----------------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    72811K103
                                 --------------
                                 (CUSIP NUMBER)


                                    12/31/99
                                    --------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


        ----------------------------------------------------------------

CUSIP NO.       72811K103
             ---------------
--------------------------------------------------------------------------------
1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of              BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a
         Member of a Group                     (a)______________________
         (See Instructions)                    (b)______________________
--------------------------------------------------------------------------------

3)       SEC Use only
--------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                    ILLINOIS
--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power                             0
                                                              -----------------
Beneficially               (6)  Shared Voting Power                           0
                                                              -----------------
Owned by                   (7)  Sole Dispositive Power                1,668,667
                                                              -----------------
Each Reporting             (8)  Shared Dispositive Power                      0
                                                              -----------------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                          1,668,667
         Owned by Each Reporting Person                       -----------
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                           16.9%
                                                              ------------
--------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                         HC
                                                              --------------

--------------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.

Item 1(a)  Name of Issuer:                   Play By Play Toys & Novelties, Inc.
                                             -----------------------------------

Item 1(b)  Address of Issuer's principal executive
            offices:                                    4400 Tejasco
                                                        ------------------------
                                                        San Antonio, TX  78218
                                                        ------------------------

                                                        ------------------------

Item 2(a)  Name of person filing:                    BANK ONE CORPORATION

Item 2(b)  Address of principal business                One First National Plaza
           office or, if none residence:                Chicago, IL 60670

Item 2(c)  Citizenship:                              Not Applicable

Item 2(d)  Title of class of securities:             Common Stock
                                                     ---------------------------

Item 2(e)  CUSIP No.:                                72811K103
                                                     ---------------------------

Item 3.    This statement is filed pursuant to Rule 13d-1(c).

Item 4.    Ownership

           This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Play By Play Toys & Novelties, Inc.:

           (a)      Amount beneficially owned:                        1,668,667
                                                               -----------------
           (b)      Percent of class                                       16.9%
                                                               -----------------

           (c)      Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote:            0
                                                                       ---------
                    (ii)  Shared power to vote or to direct the vote:          0
                                                                       ---------
                    (iii) Sole power to dispose or to direct the
                          disposition of:                              1,668,667
                                                                       ---------
                    (iv)  Shared power to dispose or to direct the
                          disposition of:                                      0
                                                                       ---------

Item 5.  Ownership of 5 percent or less of a Class.                          N/A
                                                                       ---------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.       N/A
                                                                       ---------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Bank One Trust Company, N.A.
                  Banc One Capital Holdings Corp.


Item 8.  Identification and Classification of Members of the Group.          N/A
                                                                       ---------

Item 9.  Notice of Dissolution of Group.                                     N/A
                                                                       ---------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:     February 14, 2000
           -----------------


                                                        BANK ONE CORPORATION

                                                    By: /s/ DAVID J. KUNDERT
                                                        ------------------------
                                                        David J. Kundert
                                                        EXECUTIVE VICE PRESIDENT